Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

February 4, 2010

Item 3

News Release

A news release was issued on February 4, 2010 and disseminated by Marketwire and Canada Stockwatch.

Item 4

Summary of Material Change

The Company has arranged a non-brokered private placement financing of 52,000,000 common shares at Cdn $2.25 per share for Cdn$117 million (US$110 million). The private placement is scheduled to close on or before February 19, 2010 and is subject to certain conditions, including the receipt of all necessary regulatory approvals.  The net proceeds from the offering will be used for Bisha mine development and general working capital purposes.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7

Omitted Information

No material information has been omitted on the basis that it is confidential information.

Item 8

Executive Officer

Clifford T. Davis

Telephone:  (604) 623-4700

Item 9

Date of Report

February 4, 2010

N E W S R E L E A S E

PRIVATE PLACEMENT

February 4, 2010

HIGHLIGHTS:

•

$117 MILLION PRIVATE PLACEMENT (US$110 MILLION)

•

BISHA FINANCE OVERHANG REMOVED

Nevsun Resources Ltd. (“Nevsun”) (NSU: TSX and AMEX) is pleased to advise that it has arranged a non-brokered private placement financing of 52,000,000 common shares at Cdn $2.25 per share for Cdn$117 million (US$110 million). The private placement is scheduled to close on or before February 19, 2010 and is subject to certain conditions, including the receipt of all necessary regulatory approvals.  The net proceeds from the offering will be used for Bisha mine development and general working capital purposes.

The Company is confident the funds from this private placement, together with its existing cash and the ongoing one-third contribution by the State of Eritrea to Bisha will be sufficient to see the Bisha project through to cash positive operations. The funding arrangements are in excess of estimated costs to complete so as to provide a reasonable cushion in the event of unforeseen events.

The Eritrean National Mining Corporation (ENAMCO) has reliably provided its one-third contributing share of financing to Bisha as the project has progressed. In addition the State continues to provide overall support for a responsible mining industry that is in the early stages of development within the country.

The change in approach to the funding of the Bisha project is to ensure the project continues on schedule. While Bisha had already completed project debt agreements with European and South African lenders, these debt facilities have not yet been drawn because the European lenders required the German government’s support via its UFK scheme (effectively a partial guarantee to European lenders). The Company regrets that the European lenders and German government have been unable to follow through within our time requirements. The South African lender recently reconfirmed the availability of project debt (refer to Nevsun news release dated January 14, 2010) however it became apparent very recently that access to the debt in our time frame was uncertain. The Company and ENAMCO have concluded that the debt facilities are sufficiently unreliable and inconclusive for our project.

The Company has taken a prudent business approach to secure funding needed to complete the Bisha project on schedule and has no practical alternative but to proceed without the debt providers. While the Company would have preferred to stay with a leveraged project, the higher priority is to get the project built and producing cash. Due to the very robust nature of the project and assuming recent metals prices, the payback to the Company is now expected to be under one year.

As advised in news releases during January, the project is very well advanced (approaching 50% complete) and costs are re-estimated to be approximately $260 million, close to the original budget of approximately $250 million.

The securities being offered in the non-brokered private placement have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”), and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration under the U.S. Securities Act or an exemption therefrom.  This release does not constitute an offer to sell or a solicitation of an offer to buy the securities in the United States.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include: the closing date of the announced private placement, the total value of the private placement, the adequacy of funding for development of the Bisha project and the continuing availability of funding from the State of Eritrea.  Forward-looking statements in this release include statements regarding future dates, plans for proceeds, expected costs to complete, percentage of completion and pay-back period using recent metals prices.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu10-04.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com